Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended June 30, 2023

REVENUE	QoQ Constant Currency	YoY Constant Currency	Operating Margin
$2.78 Bn	-2.8%	1.1%	16.0%

STRATEGIC MARKET UNITS MIX

28.8% AMERICAS 1 | 30.0% AMERICAS 2 | 29.5% EUROPE | 11.7% APMEA

SECTOR MIX

Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication
33.9%	18.7%	12.2%	12.0%	11.3%	7.3%	4.6%

BOOKINGS

TOTAL BOOKINGS: $3.7 Bn — 3% YoY Constant Currency

LARGE DEALS TCV: $1.2 Bn — 9% YoY Constant Currency

OUTLOOK

for the Quarter ending September 30, 2023

Revenue from our IT Services business segment to be in the range of $2,722 million to $2,805 million*. This translates to a sequential guidance of -2.0% to +1.0% in constant currency terms.

* Outlook for the Quarter ending September 30, 2023, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.10, AUD/USD at 0.67, USD/INR at 82.34 and CAD/USD at 0.76

CUSTOMER CONCENTRATION

TOP 1 3.1% | TOP 5 12.5% | TOP 10 20.5%

TOTAL HEADCOUNT	249,758
NET UTILIZATION *EXCLUDING TRAINEES*	83.7%
ATTRITION VOL – TTM	17.3%
OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	59.5%

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Wipro Limited

Results for the Quarter ended June 30, 2023

A IT Services

	FY 23 – 24	FY 22 – 23					FY 21 – 22
	Q1	FY	Q4	Q3	Q2	Q1	FY
IT Services Revenues ($Mn)	2,778.5	11,234.4	2,839.5	2,821.4	2,817.4	2,756.1	10,454.1
Sequential Growth	-2.1%	7.5%	0.6%	0.1%	2.2%	0.3%	26.6%
Sequential Growth in Constant Currency Note 2	-2.8%	11.2%	-0.7%	0.6%	4.1%	1.9%	26.2%
Operating Margin % Note 3	16.0%	15.6%	16.3%	16.2%	15.1%	14.9%	17.7%
Strategic Market Units Mix							
Americas 1	28.8%	28.8%	28.5%	29.1%	28.8%	28.7%	27.6%
Americas 2	30.0%	30.8%	30.5%	30.6%	31.1%	31.1%	30.3%
Europe	29.5%	28.6%	29.3%	28.8%	28.0%	28.2%	29.6%
APMEA	11.7%	11.8%	11.7%	11.5%	12.1%	12.0%	12.5%
Sectors Mix							
Banking, Financial Services and Insurance	33.9%	35.0%	34.4%	35.0%	35.3%	35.5%	34.9%
Consumer	18.7%	18.9%	18.9%	19.0%	19.0%	18.6%	17.7%
Health	12.2%	11.7%	12.1%	11.9%	11.4%	11.4%	11.6%
Energy, Natural Resources and Utilities	12.0%	11.5%	12.2%	11.4%	11.2%	11.1%	12.1%
Technology	11.3%	11.3%	10.9%	11.2%	11.5%	11.7%	11.9%
Manufacturing	7.3%	6.9%	7.0%	6.9%	6.9%	6.7%	6.8%
Communications	4.6%	4.7%	4.5%	4.6%	4.8%	4.9%	4.9%
Total Bookings TCV ($Mn) Note 4	3,724	—	4,172	4,333	—	—	—
Large deal TCV ($Mn) Note 5	1,198	3,897	1,083	978	713	1,123	2,340
Guidance ($Mn) Note 1	2,753-2,811	—	2,785-2,831	2,811-2,853	2,817-2,872	2,748-2,803	—
Guidance restated based on actual currency realized ($Mn)	2,773-2,831	—	2,823-2,869	2,799-2,841	2,766-2,821	2,704-2,759	—
Revenues performance against guidance ($Mn)	2,779	—	2,823	2,803	2,798	2,736	—

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	FY 23 – 24	FY 22 – 23					FY 21 – 22
	Q1	FY	Q4	Q3	Q2	Q1	FY
Customer size distribution (TTM)							
> $100Mn	21	19	19	19	19	20	19
> $75Mn	28	29	29	29	29	30	29
> $50Mn	51	53	53	52	52	50	50
> $20Mn	123	117	117	119	122	120	117
> $10Mn	207	210	210	204	199	196	195
> $5Mn	319	315	315	312	314	313	304
> $3Mn	444	436	436	440	434	427	418
> $1Mn	769	766	766	755	745	719	696
Revenue from Existing customers %	99.6%	97.4%	96.6%	96.9%	97.4%	98.7%	95.3%
Number of new customers	65	437	63	82	128	164	429
Total Number of active customers	1,444	1,479	1,479	1,530	1,514	1,475	1,415
Customer Concentration							
Top customer	3.1%	3.2%	3.2%	3.2%	3.2%	3.2%	3.1%
Top 5	12.5%	12.9%	12.5%	13.3%	13.0%	12.9%	12.4%
Top 10	20.5%	20.7%	20.2%	21.2%	20.8%	20.8%	19.9%
% of Revenue							
USD	59%	61%	60%	62%	61%	61%	59%
GBP	11%	10%	11%	10%	10%	10%	11%
EUR	11%	10%	11%	9%	9%	9%	10%
INR	5%	5%	5%	5%	5%	5%	6%
AUD	4%	4%	4%	4%	5%	5%	5%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	7%	6%	7%	7%	7%	6%
Closing Employee Count	249,758	258,570	258,570	262,109	262,626	262,049	246,743
Sales & Support Staff (IT Services)	16,942	16,999	16,999	17,089	16,664	17,831	17,716
Utilization Note 1 & 6							
Net Utilization (Excluding Trainees)	83.7%	81.2%	81.7%	79.7%	79.8%	83.8%	86.8%
Attrition							
Voluntary TTM (IT Services excl. DOP)	17.3%	19.4%	19.4%	21.2%	22.9%	23.0%	23.3%
DOP % — Post Training Quarterly	9.2%	9.9%	9.0%	8.7%	10.3%	11.4%	9.0%

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	FY 23 – 24	FY 22 – 23					FY 21 – 22
	Q1	FY	Q4	Q3	Q2	Q1	FY
Revenue Mix Note 6							
Revenue from FPP	59.7%	59.4%	59.6%	59.4%	58.7%	59.9%	62.9%
Offshore Revenue — % of Services	59.5%	59.3%	59.9%	59.2%	59.1%	58.9%	56.5%

B Growth Metrics

for the Quarter ended June 30, 2023 Note 2

	Q1'24 Reported QoQ%	Q1'24 Reported YoY%	Q1'24 CC QoQ%	Q1'24 CC YoY%
IT Services	-2.1%	0.8%	-2.8%	1.1%
Strategic Market Units				
Americas 1	-1.0%	1.2%	-1.1%	1.5%
Americas 2	-3.7%	-2.8%	-4.2%	-2.7%
Europe	-1.5%	5.5%	-3.4%	4.1%
APMEA	-2.5%	-1.8%	-1.9%	3.1%
Sectors				
Banking, Financial Services and Insurance	-3.5%	-3.8%	-4.3%	-3.4%
Consumer	-3.1%	1.2%	-3.5%	1.5%
Health	-1.0%	8.4%	-1.3%	8.5%
Energy, Natural Resources and Utilities	-3.6%	9.7%	-4.9%	9.9%
Technology	0.9%	-3.0%	0.1%	-3.2%
Manufacturing	1.4%	8.5%	0.9%	8.7%
Communications	0.1%	-6.5%	-0.5%	-4.8%

C Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q1 FY23-24 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	158,986	844	1,431	161,261
Selling and marketing expenses	16,150	15	419	16,584
General and administrative expenses	15,901	(4)	(10)	15,887
Total	**191,037**	**855**	**1,840**	**193,732**

Note 1: Guidance and Utilization numbers for the previous quarters have not been restated to include India State Run Enterprise (ISRE) business. All other numbers for the previous quarters have been restated to include ISRE business

Note 2: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 4: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

Note 5: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 6: IT Services excluding DOP, Infocrossing, Designit, Topcoder, Rational, ITI, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing

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